Exhibit 99.1

This release is not an offer to sell, or a solicitation of an offer to buy, any securities. The securities referred to in this release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933.

BAJA ANNOUNCES BOUGHT DEAL FINANCING

Baja Mining Corp. (Baja) today announced it has executed an agreement with a syndicate of underwriters (the “Underwriters”) under which the Underwriters have agreed to purchase, on a bought deal basis, 21,875,000 common shares (Shares) of Baja at a price of $0.80 per Share for gross proceeds of $17,500,000 (the “Offering”). The Shares will be offered in the provinces of British Columbia, Alberta and Ontario by way of a supplement to Baja’s base shelf prospectus dated April 19, 2010, and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended. The Shares may also be sold on a private placement basis to purchasers in other jurisdictions agreed by Baja and the Underwriters.

In addition, Baja has agreed to grant to the Underwriters an option to purchase up to an additional 3,281,250 Shares of Baja (15% of the Offering) at $0.80 per Share on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Baja will be $20,125,000.

Pursuant to a pre-emptive right granted by Baja to HVB Capital Partners AG (HVB), HVB has the right to subscribe for Shares under an offering by Baja in order that HVB will continue to hold at least the same percentage of Shares of Baja as HVB held prior to such offering. In the event that HVB exercises such pre-emptive right, the size of the Offering may be increased by the number of Shares that HVB elects to purchase.

The proceeds of the Offering will be used to advance Baja’s Boleo copper-cobalt-zinc-manganese project and for general working capital of Baja.

The Offering is scheduled to close on or about August 13, 2010 and is subject to certain conditions including, but not limited to receipt of all necessary corporate and regulatory approvals, including the acceptance of the TSX.

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.
The Toronto Stock Exchange neither approves nor disapproves the information contained in this release.